

Mail Stop 3561

November 10, 2015

Leonard Mazur
Chief Executive Officer
Citius Pharmaceuticals, Inc.
63 Great Road
Maynard, MA 01754

> **Re:** **Citius Pharmaceuticals, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed November 4, 2015**
> **File No. 333-206903**

Dear Mr. Mazur:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comment are comments in our October 29, 2015 letter.

General

1. We note your response to our prior comment 2 that, in the future, you may be unable to comply with FDA regulatory requirements. However, please tell us whether you continue to face risks associated with the violations listed in the letter you received from the FDA dated June 9, 2014. To the extent you continue to face risks associated with these violations, please disclose such risks in an appropriate section of your prospectus.

2. We note your response to our prior comment 3 that you are no longer registering the shares of common stock that are underlying the Placement Agent Warrants which underlie the unexercised Placement Agent Unit Warrant. However, it appears that there

are 680,026 such shares and you have only reduced the number of share of common stock that the selling shareholders are offering by 680,000. Refer to page 59 of your prospectus. Please advise or revise.

Prospectus Summary, page 1

Summary of Citius Pharmaceuticals' Business, page 2

3. We note your response to our prior comment 5 and reissue. Please address the risks associated with failing to conduct and complete the post-marketing study required by the FDA, and discuss the significance of the letter regarding a notification of a missed milestone that you received from FDA dated August 18, 2015.

Summary of Citius Pharmaceuticals' Business, page 36

Royalty Payments to Alpex, page 40

4. We note your response to our prior comment 8 and reissue in part. Please clarify what you mean by your disclosure that your agreement with Alpex "terminates on the date when royalty payments are no longer payable on net sales of Suprenza."

5. We note your response to our prior comment 11 that you have omitted the term "milestone." from your prospectus. In this regard, we note that you have omitted the term from your business section but continue to use it in other sections of your prospectus. For example, refer to pages F-8, F-9, F-23 and F-26. Please provide a definition of this term so that investors understand the payments you are required to make as well as the payments you will receive pursuant to your agreement with Alpex.

Management, page 52

6. We note your response to our prior comment 13 and reissue in part. Please clarify whether you have terminated the agreement with Merriman Capital, Inc. that permitted it to appoint a director to you board of directors or if Merriman Capital, Inc. has waived its right to appoint a director at this time but may appoint a director in the future. If you did not terminate the agreement with Merriman Capital, Inc. regarding its right to appoint a director, please describe the material terms of the agreement, identify the Placement Agent and file the agreement as an exhibit with the next amendment of your registration statement.

7. We note your response to or prior comment 14 and reissue in part. Please tell us the basis for your belief that Mr. Holubiak's role with companies in your industry will not create conflicts of interests.

Placement Agent Units and Warrants, page 59

8. We note your response to our prior comment 16 and reissue in part. Please briefly describe what determines whether the warrants are issued on a cash or cashless basis.

You may contact Amy Geddes at (202) 551-3304 or Melissa Raminpour at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Assistant Director
Office of Transportation and Leisure

cc: Arthur S. Marcus, Esq.
        Sichenzia Ross Friedman Ference LLP